UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of report: August 18, 2016

Commission file number 1- 33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor

Belvedere Building

69 Pitts Bay Road

Hamilton, HM08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40- F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐        No    ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐        No  ☑

Entry into a Material Definitive Agreement.

On August 18, 2016, Teekay Offshore Partners L.P. (the “Partnership”) entered into an Equity Distribution Agreement (the “Agreement”) with Citigroup Global Markets Inc. (“Citigroup”). Pursuant to the terms of the Agreement, the Partnership may sell from time to time through Citigroup, as the Partnership’s sales agent, common units representing limited partner interests having an aggregate offering price of up to $100,000,000 (the “Units”). Sales of the Units, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions or as otherwise agreed by the Partnership and Citigroup. The Agreement provides that Citigroup, when it is acting as the Partnership’s agent, will be entitled to compensation of up to 2% of the gross sales price of the Units sold through Citigroup from time to time.

The Partnership intends to use the net proceeds from the sales of the Units, including its general partner’s proportionate capital contribution, after deducting the sales agent’s commission and offering expenses, for general partnership purposes, which may include, among other things, paying or refinancing all or a portion of the Partnership’s outstanding indebtedness and funding working capital, capital expenditures or acquisitions.

Under the terms of the Agreement, the Partnership may also sell Units from time to time to Citigroup as principal for its own account at a price to be agreed upon at the time of sale. Any sale of Units to Citigroup as principal would be pursuant to the terms of a separate terms agreement between the Partnership and Citigroup.

The Units will be issued pursuant to the Partnership’s Registration Statement on Form F-3 effective as of August 5, 2014 (Registration No. 333-197053). The Partnership filed a prospectus supplement, dated August 18, 2016, with the Securities and Exchange Commission in connection with the offer and sale of the Common Units.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated by reference herein. Legal opinions relating to the Units are filed herewith as Exhibits 5.1, 8.1 and 8.2.

Exhibits.

Exhibit Number	Description

1.1	Equity Distribution Agreement, dated August 18, 2016, between Teekay Offshore Partners L.P. and Citigroup Global Markets Inc.

5.1	Opinion of Watson Farley & Williams LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson Farley & Williams LLP, relating to tax matters

23.1	Consent of Watson Farley & Williams LLP (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

By: Teekay Offshore GP L.L.C., its general partner

Date: August 18, 2016	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description

1.1	Equity Distribution Agreement, dated August 18, 2016, between Teekay Offshore Partners L.P. and Citigroup Global Markets Inc.

5.1	Opinion of Watson Farley & Williams LLP, relating to the legality of the securities being registered

8.1	Opinion of Perkins Coie LLP, relating to tax matters

8.2	Opinion of Watson Farley & Williams LLP, relating to tax matters

23.1	Consent of Watson Farley & Williams LLP (contained in Exhibit 5.1 and Exhibit 8.2 hereto)

23.2	Consent of Perkins Coie LLP (contained in Exhibit 8.1 hereto)